UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Private Placement

On March 27, 2024, ESGL Holdings Limited (the “Company”) entered into a Share Purchase Agreement dated March 27, 2024 (the “Purchase Agreement”) with an accredited investor (the “Purchaser”), pursuant to which the Company shall issue in a private placement up to an aggregate of 10,000,000 ordinary shares to the Purchaser at a purchase price of US$0.25 per share. The initial closing occurred on March 28, 2024, pursuant to which the Purchaser purchased 2,000,000 ordinary shares for an aggregate purchase price of US$500,000. The second closing is expected to take place no later than April 2, 2024 pursuant to which the Purchaser shall purchase 6,000,000 ordinary shares for an aggregate purchase price of $1,500,000. The third closing, if any, shall take place only upon the mutual agreement of the Company and the Purchaser no later than two business days following the second closing date pursuant to which the Purchaser shall purchase up to an additional 2,000,000 ordinary shares for an aggregate purchase price of up to $500,000. The Company shall use 85% of the net proceeds received from the private placement for working capital and general corporate purposes and the remaining 15% to pay outstanding professional fees. Each of the closings is subject to the satisfaction of standard closing conditions.

The ordinary shares are being offered by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to use its commercially reasonable efforts to prepare and file a resale registration statement with the Securities and Exchange Commission registering the ordinary shares issued pursuant to the Purchase Agreement for resale on behalf of the Purchaser. The Company also agreed to use its commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all of the shares covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144.

The foregoing description of the Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Purchase Agreement which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 1, 2024